SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Full Year 2008 New Business - Part 2

Schedule 1A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2008

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

		UK				US			Asia		Total
						Note 1a			Note 1a

	Note	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products		7,183	6,879	4%	6,941	7,063	(2%)	2,673	3,149	(15%)	16,797	17,091	(2%)

Total Investment Products - Gross Inflows	(2)	16,154	14,745	10%	36	65	(45%)	46,957	40,875	15%	63,147	55,685	13%

		______	______	______	______	______	______	______	______	______	______	______	______
		23,337	21,624	8%	6,977	7,128	(2%)	49,630	44,024	13%	79,944	72,776	10%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

			Single			Regular			Total		Annual Equivalents
												Note 3

		FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities		1,600	1,399	14%	-	-	-	1,600	1,399	14%	160	140	14%

Direct and Partnership Annuities		703	842	(17%)	-	-	-	703	842	(17%)	70	84	(17%)

Intermediated Annuities		497	555	(10%)	-	-	-	497	555	(10%)	50	56	(11%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities		2,800	2,796	0%	-	-	-	2,800	2,796	0%	280	280	0%

Equity Release		242	156	55%	-	-	-	242	156	55%	24	16	50%

Individual Pensions		115	38	203%	3	1	200%	118	39	203%	15	5	200%

Corporate Pensions		221	283	(22%)	88	84	5%	309	367	(16%)	110	112	(2%)

Unit Linked Bonds		109	243	(55%)	-	-	-	109	243	(55%)	11	24	(54%)

With-Profit Bonds		869	297	193%	-	-	-	869	297	193%	87	30	190%

Protection		-	-	-	6	5	20%	6	5	20%	6	5	20%

Offshore Products		551	434	27%	4	4	0%	555	438	27%	59	47	26%

Pru Health	(12)	-	-	-	16	13	23%	16	13	23%	16	13	23%

Income Drawdown	(13)	75	34	121%	-	-	-	75	34	121%	8	3	167%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement		4,982	4,281	16%	117	107	9%	5,099	4,388	16%	615	535	15%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions		227	198	15%	116	115	1%	343	313	10%	139	135	3%

Other Products		132	190	(31%)	21	25	(16%)	153	215	(29%)	34	44	(23%)

DWP Rebates		153	143	7%	-	-	-	153	143	7%	15	14	7%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions		512	531	(4%)	137	140	(2%)	649	671	(3%)	188	193	(3%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail		5,494	4,812	14%	254	247	3%	5,748	5,059	14%	803	728	10%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities		1,417	1,799	(21%)	-	-	-	1,417	1,799	(21%)	142	180	(21%)

Credit Life		18	21	(14%)	-	-	-	18	21	(14%)	2	2	0%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		6,929	6,632	4%	254	247	3%	7,183	6,879	4%	947	910	4%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership		2,352	2,385	(1%)	215	212	1%	2,567	2,597	(1%)	450	451	(0%)

Intermediated		2,990	2,284	31%	39	35	11%	3,029	2,319	31%	338	263	29%

Wholesale		1,434	1,820	(21%)	-	-	-	1,434	1,820	(21%)	143	182	(21%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total		6,776	6,489	4%	254	247	3%	7,030	6,736	4%	932	896	4%

DWP Rebates		153	143	7%	-	-	-	153	143	7%	15	14	7%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		6,929	6,632	4%	254	247	3%	7,183	6,879	4%	947	910	4%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

US Insurance Operations	(1a)

Fixed Annuities		1,724	619	179%	-	-	-	1,724	619	179%	172	62	177%

Fixed Index Annuities		501	483	4%	-	-	-	501	483	4%	50	48	4%

Variable Annuities		3,491	4,922	(29%)	-	-	-	3,491	4,922	(29%)	349	492	(29%)

Life		7	8	(13%)	24	20	20%	31	28	11%	25	21	19%
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail		5,723	6,032	(5%)	24	20	20%	5,747	6,052	(5%)	596	623	(4%)

Guaranteed Investment Contracts		857	441	94%	-	-	-	857	441	94%	86	44	95%

GIC - Medium Term Note		337	570	(41%)	-	-	-	337	570	(41%)	34	57	(40%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations		6,917	7,043	(2%)	24	20	20%	6,941	7,063	(2%)	716	724	(1%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Asian Insurance Operations	(1a)

China	(10)	63	53	19%	32	28	14%	95	81	17%	38	33	15%

Hong Kong		507	543	(7%)	154	127	21%	661	670	(1%)	205	181	13%

India	(6)	60	27	122%	202	183	10%	262	210	25%	208	186	12%

Indonesia		94	121	(22%)	167	113	48%	261	234	12%	176	125	41%

Japan		115	150	(23%)	30	27	11%	145	177	(18%)	42	42	0%

Korea		78	165	(53%)	211	223	(5%)	289	388	(26%)	219	240	(9%)

Malaysia		28	46	(39%)	99	87	14%	127	133	(5%)	102	92	11%

Singapore		341	684	(50%)	78	77	1%	419	761	(45%)	112	145	(23%)

Taiwan		153	149	3%	189	246	(23%)	342	395	(13%)	204	261	(22%)

Other	(4)	18	40	(55%)	54	60	(10%)	72	100	(28%)	56	64	(13%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations		1,457	1,978	(26%)	1,216	1,171	4%	2,673	3,149	(15%)	1,362	1,369	(1%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

		______	______	______	______	______	______	______	______	______	______	______	______
Group Total		15,303	15,653	(2%)	1,494	1,438	4%	16,797	17,091	(2%)	3,024	3,003	1%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2008

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

		UK				US			Asia		Total
						Note 1b			Note 1b

	Note	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products		7,183	6,879	4%	6,941	6,534	6%	2,673	2,901	(8%)	16,797	16,314	3%

Total Investment Products - Gross Inflows	(2)	16,154	14,745	10%	36	60	(40%)	46,957	38,954	21%	63,147	53,759	17%

		______	______	______	______	______	______	______	______	______	______	______	______
		23,337	21,624	8%	6,977	6,594	6%	49,630	41,855	19%	79,944	70,073	14%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

			Single			Regular			Total		Annual Equivalents
												Note 3

		FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities		1,600	1,399	14%	-	-	-	1,600	1,399	14%	160	140	14%

Direct and Partnership Annuities		703	842	(17%)	-	-	-	703	842	(17%)	70	84	(17%)

Intermediated Annuities		497	555	(10%)	-	-	-	497	555	(10%)	50	56	(11%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities		2,800	2,796	0%	-	-	-	2,800	2,796	0%	280	280	0%

Equity Release		242	156	55%	-	-	-	242	156	55%	24	16	50%

Individual Pensions		115	38	203%	3	1	200%	118	39	203%	15	5	200%

Corporate Pensions		221	283	(22%)	88	84	5%	309	367	(16%)	110	112	(2%)

Unit Linked Bonds		109	243	(55%)	-	-	-	109	243	(55%)	11	24	(54%)

With-Profit Bonds		869	297	193%	-	-	-	869	297	193%	87	30	190%

Protection		-	-	-	6	5	20%	6	5	20%	6	5	20%

Offshore Products		551	434	27%	4	4	0%	555	438	27%	59	47	26%

Pru Health	(12)	-	-	-	16	13	23%	16	13	23%	16	13	23%

Income Drawdown	(13)	75	34	121%	-	-	-	75	34	121%	8	3	167%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement		4,982	4,281	16%	117	107	9%	5,099	4,388	16%	615	535	15%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions		227	198	15%	116	115	1%	343	313	10%	139	135	3%

Other Products		132	190	(31%)	21	25	(16%)	153	215	(29%)	34	44	(23%)

DWP Rebates		153	143	7%	-	-	-	153	143	7%	15	14	7%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions		512	531	(4%)	137	140	(2%)	649	671	(3%)	188	193	(3%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail		5,494	4,812	14%	254	247	3%	5,748	5,059	14%	803	728	10%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities		1,417	1,799	(21%)	-	-	-	1,417	1,799	(21%)	142	180	(21%)

Credit Life		18	21	(14%)	-	-	-	18	21	(14%)	2	2	0%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		6,929	6,632	4%	254	247	3%	7,183	6,879	4%	947	910	4%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership		2,352	2,385	(1%)	215	212	1%	2,567	2,597	(1%)	450	451	(0%)

Intermediated		2,990	2,284	31%	39	35	11%	3,029	2,319	31%	338	263	29%

Wholesale		1,434	1,820	(21%)	-	-	-	1,434	1,820	(21%)	143	182	(21%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total		6,776	6,489	4%	254	247	3%	7,030	6,736	4%	932	896	4%

DWP Rebates		153	143	7%	-	-	-	153	143	7%	15	14	7%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		6,929	6,632	4%	254	247	3%	7,183	6,879	4%	947	910	4%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

US Insurance Operations	(1b)

Fixed Annuities		1,724	573	201%	-	-	-	1,724	573	201%	172	57	202%

Fixed Index Annuities		501	446	12%	-	-	-	501	446	12%	50	45	11%

Variable Annuities		3,491	4,554	(23%)	-	-	-	3,491	4,554	(23%)	349	455	(23%)

Life		7	7	0%	24	19	26%	31	26	19%	25	20	25%
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail		5,723	5,580	3%	24	19	26%	5,747	5,599	3%	596	577	3%

Guaranteed Investment Contracts		857	408	110%	-	-	-	857	408	110%	86	41	110%

GIC - Medium Term Note		337	527	(36%)	-	-	-	337	527	(36%)	34	53	(36%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations		6,917	6,515	6%	24	19	26%	6,941	6,534	6%	716	671	7%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations	(1b)

China	(10)	63	45	40%	32	24	33%	95	69	38%	38	29	31%

Hong Kong		507	501	1%	154	117	32%	661	618	7%	205	167	23%

India	(6)	60	26	131%	202	177	14%	262	203	29%	208	180	16%

Indonesia		94	118	(20%)	167	109	53%	261	227	15%	176	121	45%

Japan		115	122	(6%)	30	22	36%	145	144	1%	42	34	24%

Korea		78	179	(56%)	211	241	(12%)	289	420	(31%)	219	259	(15%)

Malaysia		28	41	(32%)	99	78	27%	127	119	7%	102	82	24%

Singapore		341	593	(42%)	78	67	16%	419	660	(37%)	112	126	(11%)

Taiwan		153	132	16%	189	218	(13%)	342	350	(2%)	204	231	(12%)

Other	(4)	18	36	(50%)	54	55	(2%)	72	91	(21%)	56	59	(5%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations		1,457	1,793	(19%)	1,216	1,108	10%	2,673	2,901	(8%)	1,362	1,287	6%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

		______	______	______	______	______	______	______	______	______	______	______	______
Group Total		15,303	14,940	2%	1,494	1,374	9%	16,797	16,314	3%	3,024	2,868	5%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 2A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2008

INVESTMENT OPERATIONS

					Opening	Closing	Variance
	Note	Gross Inflows	Redemptions	Net Inflows	FUM	FUM	%
2008		£m	£m	£m	£m	£m
M&G	(9)

Retail		9,040	(6,945)	2,095	22,320	19,142	(14%)

Institutional	(5)	7,114	(5,802)	1,312	28,901	27,855	(4%)
		______	______	______	______	______	______
Total M&G		16,154	(12,747)	3,407	51,221	46,997	(8%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia	(9)

India		968	(1,100)	(132)	2,493	1,567	(37%)

Taiwan		992	(947)	45	2,016	1,156	(43%)

Korea		1,413	(1,317)	96	3,031	1,878	(38%)

Japan		1,070	(857)	213	7,359	3,211	(56%)

Other Mutual Fund Operations	(11)	1,602	(1,145)	457	3,492	2,758	(21%)
		______	______	______	______	______	______
Total Asian Equity/Bond/Other		6,045	(5,366)	679	18,391	10,570	(43%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India		33,896	(34,072)	(176)	1,586	1,562	(2%)

Taiwan		4,047	(3,610)	437	863	1,421	65%

Korea		1,933	(1,955)	(22)	494	474	(4%)

Other Mutual Fund Operations		780	(727)	53	345	416	21%
		______	______	______	______	______	______
Total Asian MMF		40,656	(40,364)	292	3,288	3,873	18%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______
Total Asia Retail Mutual Funds		46,701	(45,730)	971	21,679	14,443	(33%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates		256	(372)	(116)	1,547	789	(49%)
		______	______	______	______	______	______
Total Asian Investment Operations		46,957	(46,102)	855	23,226	15,232	(34%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail		36	(32)	4	76	50	(34%)
		______	______	______	______	______	______
Total US		36	(32)	4	76	50	(34%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______
Total Investment Products		63,147	(58,881)	4,266	74,523	62,279	(16%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

		Gross Inflows	Redemptions	Net Inflows
2007		£m	£m	£m
M&G	(9)

Retail		8,690	(5,970)	2,720

Institutional	(5)	6,055	(3,817)	2,238
		______	______	______
Total M&G		14,745	(9,787)	4,958
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia	(9)

India		1,196	(1,080)	116

Taiwan		2,117	(1,726)	391

Korea		2,115	(2,352)	(237)

Japan		2,913	(1,469)	1,444

Other Mutual Fund Operations	(11)	2,283	(1,623)	660
		______	______	______
Total Asia Equity/Bond/Other		10,624	(8,250)	2,374
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India		24,968	(24,172)	796

Taiwan		2,563	(2,384)	179

Korea		2,023	(2,137)	(114)

Other Mutual Fund Operations		482	(359)	123
		______	______	______
Total Asian MMF		30,036	(29,052)	984
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______
Total Asia Retail Mutual Funds		40,660	(37,302)	3,358
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates		215	(118)	97
		______	______	______
Total Asian Investment Operations		40,875	(37,420)	3,455
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail		65	(4)	61
		______	______	______
Total US		65	(4)	61
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______
Total Investment Products		55,685	(47,211)	8,474
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

		Gross Inflows	Redemptions	Net Inflows
2008 Movement Relative to 2007%			%	%
M&G	(9)

Retail		4%	(16%)	(23%)

Institutional	(5)	17%	(52%)	(41%)
		______	______	______
Total M&G		10%	(30%)	(31%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia	(9)

India		(19%)	(2%)	(214%)

Taiwan		(53%)	45%	(88%)

Korea		(33%)	44%	141%

Japan		(63%)	42%	(85%)

Other Mutual Fund Operations	(11)	(30%)	29%	(31%)
		______	______	______
Total Asia Equity/Bond/Other		(43%)	35%	(71%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India		36%	(41%)	(122%)

Taiwan		58%	(51%)	144%

Korea		(4%)	9%	81%

Other Mutual Fund Operations		62%	(103%)	(57%)
		______	______	______
Total Asian MMF		35%	(39%)	(70%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______
Total Asia Retail Mutual Funds		15%	(23%)	(71%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates		19%	(215%)	(220%)

		______	______	______
Total Asian Investment Operations		15%	(23%)	(75%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail		(45%)	(700%)	(93%)
		______	______	______
Total US		(45%)	(700%)	(93%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______
Total Investment Products		13%	(25%)	(50%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

		2008 Q4	2007 Q4
US	(7)	YTD	YTD	+/- (%)
		£m	£m
Curian Capital
External Funds Under Administration		1,818	2,413	(25%)

Schedule 2B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2008

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
	Note	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2008		£m	£m	£m	£m	£m	£m	£m	£m
M&G	(9)

Retail		22,320	9,040	(6,945)	2,095	-	(5,273)	(3,178)	19,142

Institutional	(5)	28,901	7,114	(5,802)	1,312	91	(2,449)	(1,046)	27,855
		______	______	______	______	______	______	______	______
Total M&G		51,221	16,154	(12,747)	3,407	91	(7,722)	(4,224)	46,997
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia	(9)

India		2,225	968	(1,100)	(132)	(104)	(422)	(658)	1,567

Taiwan		1,476	992	(947)	45	-	(365)	(320)	1,156

Korea		2,946	1,413	(1,317)	96	(177)	(987)	(1,068)	1,878

Japan		4,313	1,070	(857)	213	-	(1,315)	(1,102)	3,211

Other Mutual Fund Operations	(11)	2,537	1,602	(1,145)	457	(13)	(223)	221	2,758
		______	______	______	______	______	______	______	______
Total Asian Equity/Bond/Other		13,497	6,045	(5,366)	679	(294)	(3,312)	(2,927)	10,570
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India		1,416	33,896	(34,072)	(176)	16	306	146	1,562

Taiwan		632	4,047	(3,610)	437	-	352	789	1,421

Korea		480	1,933	(1,955)	(22)	(21)	37	(6)	474

Other Mutual Fund Operations		252	780	(727)	53	-	111	164	416
		______	______	______	______	______	______	______	______
Total Asian MMF		2,780	40,656	(40,364)	292	(5)	806	1,093	3,873
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds		16,277	46,701	(45,730)	971	(299)	(2,506)	(1,834)	14,443
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates		1,116	256	(372)	(116)	-	(211)	(327)	789
		______	______	______	______	______	______	______	______
Total Asian Investment Operations		17,393	46,957	(46,102)	855	(299)	(2,717)	(2,161)	15,232
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail		55	36	(32)	4	4	(13)	(5)	50
		______	______	______	______	______	______	______	______
Total US		55	36	(32)	4	4	(13)	(5)	50
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______
Total Investment Products		68,669	63,147	(58,881)	4,266	(204)	(10,452)	(6,390)	62,279
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2007		£m	£m	£m	£m	£m	£m	£m	£m
M&G	(9)

Retail		19,176	8,690	(5,970)	2,720	-	424	3,144	22,320

Institutional	(5)	25,770	6,055	(3,817)	2,238	(246)	1,139	3,131	28,901
		______	______	______	______	______	______	______	______
Total M&G		44,946	14,745	(9,787)	4,958	(246)	1,563	6,275	51,221
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia	(9)

India		1,290	1,158	(1,046)	112	192	631	935	2,225

Taiwan		969	1,876	(1,529)	347	-	160	507	1,476

Korea		2,952	2,288	(2,544)	(256)	(235)	485	(6)	2,946

Japan		2,816	2,374	(1,198)	1,176	-	321	1,497	4,313

Other Mutual Fund Operations	(11)	1,468	2,011	(1,429)	582	54	433	1,069	2,537
		______	______	______	______	______	______	______	______
Total Asia Equity/Bond/Other		9,495	9,707	(7,746)	1,961	11	2,030	4,002	13,497
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India		709	24,175	(23,404)	771	(267)	203	707	1,416

Taiwan		467	2,271	(2,112)	159	-	6	165	632

Korea		609	2,189	(2,312)	(123)	(21)	15	(129)	480

Other Mutual Fund Operations		133	424	(316)	108	-	11	119	252
		______	______	______	______	______	______	______	______
Total Asian MMF		1,918	29,059	(28,144)	915	(288)	235	862	2,780
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds		11,413	38,766	(35,890)	2,876	(277)	2,265	4,864	16,277
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates		840	188	(103)	85	-	191	276	1,116
		______	______	______	______	______	______	______	______
Total Asian Investment Operations		12,253	38,954	(35,993)	2,961	(277)	2,456	5,140	17,393
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail		-	60	(4)	56	-	(1)	55	55
		______	______	______	______	______	______	______	______
Total US		-	60	(4)	56	-	(1)	55	55
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______
Total Investment Products		57,199	53,759	(45,784)	7,975	(523)	4,018	11,470	68,669
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2008 Movement Relative to 2007%			%	%	%	%	%	%	%
M&G	(9)

Retail		16%	4%	(16%)	(23%)	-	(1,344%)	(201%)	(14%)

Institutional	(5)	12%	17%	(52%)	(41%)	137%	(315%)	(133%)	(4%)
		______	______	______	______	______	______	______	______
Total M&G		14%	10%	(30%)	(31%)	137%	(594%)	(167%)	(8%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia	(9)

India		72%	(16%)	(5%)	(218%)	(154%)	(167%)	(170%)	(30%)

Taiwan		52%	(47%)	38%	(87%)	-	(328%)	(163%)	(22%)

Korea		(0%)	(38%)	48%	138%	25%	(304%)	(17,700%)	(36%)

Japan		53%	(55%)	28%	(82%)	-	(510%)	(174%)	(26%)

Other Mutual Fund Operations	(11)	73%	(20%)	20%	(21%)	(124%)	(152%)	(79%)	9%
		______	______	______	______	______	______	______	______
Total Asia Equity/Bond/Other		42%	(38%)	31%	(65%)	(2,773%)	(263%)	(173%)	(22%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India		100%	40%	(46%)	(123%)	106%	51%	(79%)	10%

Taiwan		35%	78%	(71%)	175%	-	5,767%	378%	125%

Korea		(21%)	(12%)	15%	82%	0%	147%	95%	(1%)

Other Mutual Fund Operations		89%	84%	(130%)	(51%)	-	909%	38%	65%
		______	______	______	______	______	______	______	______
Total Asian MMF		45%	40%	(43%)	(68%)	98%	243%	27%	39%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds		43%	20%	(27%)	(66%)	(8%)	(211%)	(138%)	(11%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates		33%	36%	(261%)	(236%)	-	(210%)	(218%)	(29%)

		______	______	______	______	______	______	______	______
Total Asian Investment Operations		42%	21%	(28%)	(71%)	(8%)	(211%)	(142%)	(12%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail		-	(40%)	(700%)	(93%)	-	(1,200%)	(109%)	(9%)
		______	______	______	______	______	______	______	______
Total US		-	(40%)	(700%)	(93%)	-	(1,200%)	(109%)	(9%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______
Total Investment Products		20%	17%	(29%)	(47%)	61%	(360%)	(156%)	(9%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	2008 Q4	2007 Q4
US	YTD	YTD	+/- (%)
	£m	£m
Curian Capital
External Funds Under Administration	1,818	1,743	4%

Schedule 3 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2008 VERSUS QUARTER 4 2007

INSURANCE OPERATIONS

			Single			Regular			Total		Annual Equivalents
	Note	Q4 2008	Q4 2007	+/-(%)	Q4 2008	Q4 2007	+/-(%)	Q4 2008	Q4 2007	+/-(%)	Q4 2008	Q4 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities		471	369	28%	-	-	-	471	369	28%	47	37	27%

Direct and Partnership Annuities		153	184	(17%)	-	-	-	153	184	(17%)	15	18	(17%)

Intermediated Annuities		96	126	(24%)	-	-	-	96	126	(24%)	10	13	(23%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities		720	679	6%	-	-	-	720	679	6%	72	68	6%

Equity Release		54	48	13%	-	-	-	54	48	13%	5	5	0%

Individual Pensions		63	11	473%	1	-	-	64	11	482%	7	1	600%

Corporate Pensions		67	162	(59%)	24	26	(8%)	91	188	(52%)	31	42	(26%)

Unit Linked Bonds		21	43	(51%)	-	-	-	21	43	(51%)	2	4	(50%)

With-Profit Bonds		218	114	91%	-	-	-	218	114	91%	22	11	100%

Protection		-	-	-	2	2	0%	2	2	0%	2	2	0%

Offshore Products		104	129	(19%)	1	1	0%	105	130	(19%)	11	14	(21%)

Pru Health	(12)	-	-	-	2	3	(33%)	2	3	(33%)	2	3	(33%)

Income Drawdown	(13)	21	14	50%	-	-	-	21	14	50%	2	1	100%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement		1,268	1,200	6%	30	32	(6%)	1,298	1,232	5%	157	152	3%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	(14)	-	30	-	28	29	(3%)	28	59	(53%)	28	32	(13%)

Other Products		19	47	(60%)	4	5	(20%)	23	52	(56%)	6	10	(40%)

DWP Rebates		50	14	257%	-	-	-	50	14	257%	5	1	400%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions		69	91	(24%)	32	34	(6%)	101	125	(19%)	39	43	(9%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail		1,337	1,291	4%	62	66	(6%)	1,399	1,357	3%	196	195	1%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities		47	1,754	(97%)	-	-	-	47	1,754	(97%)	5	175	(97%)

Credit Life		7	4	75%	-	-	-	7	4	75%	1	-	-
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		1,391	3,049	(54%)	62	66	(6%)	1,453	3,115	(53%)	201	371	(46%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership		623	648	(4%)	54	59	(8%)	677	707	(4%)	116	124	(6%)

Intermediated		664	627	6%	8	7	14%	672	634	6%	74	70	6%

Wholesale		54	1,760	(97%)	-	-	-	54	1,760	(97%)	5	176	(97%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total		1,341	3,035	(56%)	62	66	(6%)	1,403	3,101	(55%)	196	370	(47%)

DWP Rebates		50	14	257%	-	-	-	50	14	257%	5	1	400%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		1,391	3,049	(54%)	62	66	(6%)	1,453	3,115	(53%)	201	371	(46%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations	(1b) (8)

Fixed Annuities		583	152	284%	-	-	-	583	152	284%	58	15	287%

Fixed Index Annuities		184	104	77%	-	-	-	184	104	77%	18	10	80%

Variable Annuities		895	1,137	(21%)	-	-	-	895	1,137	(21%)	90	114	(21%)

Life		1	2	(50%)	6	6	0%	7	8	(13%)	6	6	0%
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail		1,663	1,395	19%	6	6	0%	1,669	1,401	19%	172	146	18%

Guaranteed Investment Contracts		42	148	(72%)	-	-	-	42	148	(72%)	4	15	(73%)

GIC - Medium Term Note		16	(4)	500%	-	-	-	16	(4)	500%	2	-	-
		______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations		1,721	1,539	12%	6	6	0%	1,727	1,545	12%	178	160	11%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations	(1b) (8)

China	(10)	16	18	(11%)	9	8	13%	25	26	(4%)	11	10	10%

Hong Kong		47	178	(74%)	41	35	17%	88	213	(59%)	46	53	(13%)

India	(6)	7	6	17%	34	53	(36%)	41	59	(31%)	35	54	(35%)

Indonesia		9	53	(83%)	46	38	21%	55	91	(40%)	47	43	9%

Japan		21	40	(48%)	6	6	0%	27	46	(41%)	8	10	(20%)

Korea		15	60	(75%)	35	61	(43%)	50	121	(59%)	37	67	(45%)

Malaysia		6	21	(71%)	35	29	21%	41	50	(18%)	36	31	16%

Singapore		35	168	(79%)	22	21	5%	57	189	(70%)	26	38	(32%)

Taiwan		10	33	(70%)	70	36	94%	80	69	16%	71	39	82%

Other	(4)	4	15	(73%)	14	22	(36%)	18	37	(51%)	14	24	(42%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations		170	592	(71%)	312	309	1%	482	901	(47%)	329	368	(11%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Group Total		3,282	5,180	(37%)	380	381	(0%)	3,662	5,561	(34%)	708	899	(21%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

								Market &	Net
			Opening				Other	Currency	Movement	Closing
			FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
			£m	£m	£m	£m	£m	£m	£m	£m

M&G	(5)	Q4 2008	49,994	4,040	(4,775)	(735)	110	(2,372)	(2,997)	46,997

		Q4 2007	49,907	3,933	(2,568)	1,365	(123)	72	1,314	51,221

		+/-(%)	0%	3%	(86%)	(154%)	189%	(3,394%)	(328%)	(8%)

Asia Retail Mutual Funds	(15)	Q4 2008	13,594	12,529	(12,618)	(89)	(6)	944	849	14,443

		Q4 2007	15,120	10,842	(10,346)	496	(125)	786	1,157	16,277

		+/-(%)	(10%)	16%	(22%)	(118%)	95%	20%	(27%)	(11%)

Asia Third Party		Q4 2008	755	16	(24)	(8)	-	42	34	789

		Q4 2007	980	167	(76)	91	-	45	136	1,116

		+/-(%)	(23%)	(90%)	68%	(109%)	-	(7%)	(75%)	(29%)

US Retail Mutual Funds		Q4 2008	58	4	(8)	(4)	2	(6)	(8)	50
		Q4 2007	32	27	(2)	25	-	(2)	23	55
		+/-(%)	81%	(85%)	(300%)	(116%)	-	(200%)	(135%)	(9%)

Total Investment Products		Q4 2008	64,401	16,589	(17,425)	(836)	106	(1,392)	(2,122)	62,279

		Q4 2007	66,039	14,969	(12,992)	1,977	(248)	901	2,630	68,669

		+/-(%)	(2%)	11%	(34%)	(142%)	143%	(254%)	(181%)	(9%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 February, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Jon Bunn
Director of Public Relations